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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Thunderbolt Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1239 Shermer Road
(No. and Street)

Northbrook,	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Blumberg — 847.412.1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

THUNDERBOLT CAPITAL CORPORATION AND SUBSIDIARY

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Thunderbolt Capital Corp.®

AFFIRMATION

I, Jeffrey S. Blumberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Thunderbolt Capital Corporation as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DEBORAH A JOHNSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/10/04

Signature

Chief Financial Officer
Title

Notary Public

Member NASD/SIPC

1239 Shermer Road • Northbrook, IL 60062 • Phone (847) 412.1000 • Fax (847) 412.1001

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Thunderbolt Capital Corporation
Northbrook, Illinois

We have audited the consolidated statement of financial condition of Thunderbolt Capital Corporation and subsidiary (the "Corporation") at December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Thunderbolt Capital Corporation and its subsidiary at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 8, 2002

THUNDERBOLT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 14,383
MONEY MARKET INVESTMENT SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	1,309,577
ACCOUNTS RECEIVABLE	73,521
RECEIVABLE FROM AFFILIATES	201,263
PREPAID EXPENSES	1,754
INVESTMENTS	2,538,877
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS	90,019
TOTAL ASSETS	$4,229,394

LIABILITIES AND STOCKHOLDER'S DEFICIT

LIABILITIES:	
Accounts payable and accrued liabilities	$ 51,973
Subordinated debt	602,472
Total liabilities	654,445
MINORITY INTERESTS IN SUBSIDIARY	3,904,476
STOCKHOLDER'S DEFICIT:	
Common stock, $1 par value - 1,504 shares authorized and outstanding	1,504
Additional paid-in capital	148,496
Accumulated deficit	(479,527)
Total stockholder's deficit	(329,527)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$4,229,394

See notes to consolidated statement of financial condition.

1. DESCRIPTION OF BUSINESS

Thunderbolt Capital Corporation (the "Corporation"), an Illinois corporation, was formed on October 30, 1997 and commenced operations in February 1999. The Corporation is the general partner and one-percent owner of Thunderbolt Venture Partners, L.P. ("TVP"), a private investment partnership. The Corporation receives monthly consulting fees from the companies in which TVP has an investment. On March 5, 2001, Thunderbolt became a registered broker-dealer with the National Association of Securities Dealers, Inc. ("NASD") for the sole purpose of brokering private placement transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation - The accompanying financial statement includes the accounts of the Corporation and its controlled subsidiary, TVP. All significant intercompany accounts have been eliminated.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and money market investments.

Money Market Investments - Money market investments segregated under federal regulations are restricted by SEC Rule 144.

Furniture, Equipment and Leasehold Improvements - Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation for leasehold improvements is provided for using the straight-line method over the initial term of the related lease, five years. Furniture and fixtures and computer equipment are depreciated on an accelerated basis. Estimated useful lives for furniture and fixtures is 7 years; and computer equipment is 5 years.

Management's Use of Estimates - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes - The Corporation is organized as a C corporation for tax purposes. The Company uses the liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

TVP is a limited partnership and is not subject to federal or state income taxes as the components of its income and expenses flow through directly to the partners.

5. INCOME TAXES

The Corporation's current tax liability for 2001 and deferred tax assets and liabilities at December 31, 2001 are insignificant.

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements as of December 31, 2001 consisted of the following:

Leasehold improvements	$ 196,258
Furniture and fixtures	45,749
Computer equipment	38,355
	280,362
Accumulated depreciation	(190,343)
Total	$ 90,019

7. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001, the Corporation had net capital of $8,269, which was $3,269 in excess of its required net capital of $5,000. The Corporation's ratio of aggregate indebtedness to net capital ratio was 0.61 to 1.

8. COMMITMENT

During 1998, the Corporation entered into a 5-year noncancelable lease for its office premises. The future minimum annual rental payments required under this operating lease are as follows:

2002	$47,160
2003	23,580

Rent expense under operating leases for the year ended December 31, 2001 was $42,822.

9. TRANSACTIONS WITH AFFILIATES

On December 21, 2000, the Corporation entered into a loan agreement with a shareholder. The loan of $602,472 matures April 30, 2004 and accrues interest at 6% per annum due upon maturity. Effective March 5, 2001, as approved by the NASD, such loan is designated as a satisfactory subordinated loan agreement, as defined.

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL AS REQUIRED BY SEC RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Thunderbolt Capital Corporation
Northbrook, Illinois

In planning and performing our audit of the consolidated financial statements of Thunderbolt Capital Corporation and Subsidiary (the "Corporation") for the year ended December 31, 2001 (on which we issued our report dated February 8, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 8, 2002